UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Packeteer, Inc.
(Name of Subject Company)
Packeteer, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
695210104
(CUSIP Number of Class of Securities)

DAVID C. YNTEMA
CHIEF FINANCIAL OFFICER AND SECRETARY
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Packeteer Advises Stockholders to Take No Action in Response to Elliott Associates Offer
Thursday March 20, 3:15 pm ET
CUPERTINO, Calif., March 20 /PRNewswire-FirstCall/ — Packeteer®, Inc. (Nasdaq: PKTR — News), the global leader in WAN application performance solutions, today announced that its Board of Directors recommended that Packeteer stockholders take no action at this time in response to the announcement by Elliott Associates, L.P. that it has made an unsolicited conditional tender offer to acquire all of Packeteer’s outstanding shares of common stock for $5.50 per share in cash.
Consistent with its fiduciary duties, and in consultation with its independent financial and legal advisors, Packeteer will review and consider the Elliot Associates offer, and within 10 business days, will advise Packeteer’s stockholders of the Board’s position regarding the offer as well as its reasons for that position.
UBS Investment Bank is acting as financial advisor to Packeteer and DLA Piper (US) LLP is acting as legal advisor.
About Packeteer
Packeteer is the global leader in WAN Application Delivery. Packeteer’s solutions provide an intelligent, unified and adaptive approach to monitor, shape, and optimize applications, delivering the best user experience for any application to any location. For more information, contact Packeteer at +1 408 873-4400 or visit the company’s Website at http://www.packeteer.com.
Safe Harbor Clause
The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding Packeteer’s expectations, beliefs, intentions or strategies regarding the future. Forward-looking statements include, but are not limited to, express or implied statements regarding future revenues, revenue growth and profitability, spending levels by existing and prospective customers, the markets for our products, new product development, liquidity and macro economic conditions. All forward-looking statements included in this press release are based upon information available to Packeteer as of the date hereof. Packeteer assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. Actual results may differ materially due to a number of factors including the perceived need for our products, our ability to convince potential customers of our value proposition, the costs of competitive solutions, continued capital spending by prospective customers and macro economic conditions. These and other risks relating to Packeteer’s business are set forth in Packeteer’s Form 10-K filed with the Securities and Exchange Commission on March 4, 2008, and Packeteer’s Form 10-Qs and other reports filed from time to time with the Securities and Exchange Commission.
Packeteer, PacketShaper, PacketShaper Express, iShared, iShaper and SkyX are trademarks or registered trademarks of Packeteer, Inc. All other products and services are the trademarks of their respective owners.